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                             August 18, 2023

       Nga Fan Wong
       Chief Executive Officer and Chairman
       VS MEDIA Holdings Ltd
       6/F, KOHO
       75 Hung To Road
       Kwun Tong
       Hong Kong

                                                        Re: VS MEDIA Holdings
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed August 11,
2023
                                                            File No. 333-273914

       Dear Nga Fan Wong:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1, Filed August 11, 2023

       Resale Prospectus Alternate Page, page i

   1. We note some deviations in disclosure between the Public Offering Prospectus and the
                                                        Resale Prospectus
Alternate Page. As two examples only, (i) the Resale Prospectus
                                                        Alternate Page states
that you will not consummate the offering without a listing approval from Nasdaq, but the
Public Offering Prospectus cover page does not contain similar disclosure; and (ii),
we note that the Resale Prospectus Alternate Page refers to IM 5615-
                                                        4, when referencing
Nasdaq's definition of a "controlled company," but the Public
                                                        Offering Prospectus
refers to IM 5615-5. Please clarify these discrepancies.
 Nga Fan Wong
VS MEDIA Holdings Ltd
August 18, 2023
Page 2
General

2. We note that in a few points in your registration statement, you refer to "Class Ordinary
      Shares" instead of "Class A" or "Class B" Ordinary Shares. Where you state "Class
      Ordinary Shares," please clarify which class of ordinary shares you refer.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Blaise Rhodes at 202-551-3774 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,
FirstName LastNameNga Fan Wong
                                                           Division of
Corporation Finance
Comapany NameVS MEDIA Holdings Ltd
                                                           Office of Trade &
Services
August 18, 2023 Page 2
cc:       Benjamin A. Tan
FirstName LastName